SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)
AMERICAN REALTY INVESTORS, INC.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
029174-10-9

(CUSIP Number)
R. Neil Crouch
1755 Wittington Place, Suite 340
Dallas, Texas 75234
(972) 243-2762
(972) 243-2764 (Facsimile)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 21, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box ☐.
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting persons’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	029174-10-9

1	NAMES OF REPORTING PERSON International Health Products, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3
SEC USE ONLY
☐

4
SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6
CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

7
SOLE VOTING POWER 1,366,775
NUMBER OF

SHARES	8
BENEFICIALLY	SHARED VOTING POWER -0-
OWNED BY

EACH	9
REPORTING	SOLE DISPOSITIVE POWER 1,366,775
PERSON

WITH	10
SHARED DISPOSITIVE POWER -0-

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,366,775

12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.87%

14
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1. Security and Issuer.
     This Amendment No. 2 to Statement on Schedule 13D (this “Amendment”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of American Realty Investors, Inc., a Nevada corporation (the “Issuer” or “ARL”), which has its principal executive offices located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The Shares are listed and traded on the New York Stock Exchange, Inc. The CUSIP number of the Shares is 029174-10-9.
     This Amendment No. 2 to Schedule 13D is being filed to reflect the acquisition by the Reporting person of 579,958 Shares on July 21, 2009 from one entity. See Item 5 and 6 below.
Item 2. Identity and Background.
     (a)-(c) and (f) This Amendment is filed on behalf of International Health Products, Inc., a Nevada corporation (“IHPI” or the “Reporting Person”) which has its principal executive offices locates at 1755 Wittington Place, Suite 340, Dallas, Texas 75234. All of the issued and outstanding common stock of IHPI is owned by a trust for the benefit of the spouse and children of Gene E. Phillips. Each director and officer of IHPI is a citizen of the United States of America.
     (d) In the last five years, neither IHPI nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, neither IHPI nor any of its executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order in joining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     The funds utilized by IHPI to acquire the 579,958 Shares described in Items 5(c) and 6 below, came from the working capital funds of IHPI by assumption of indebtedness.
Item 4. Purpose of Transaction.
     IHPI acquired the Shares described in Item 5 below as an investment. IHPI has no present plans or proposals which would result in IHPI seeking to acquire the entire equity interest in the Issuer. Except as set forth in this Amendment, IHPI has no present plans or proposals which relate to or would result in:
(a)	the acquisition by any person of any additional securities of the Issuer or the disposition of securities of the Issuer except that IHPI may, if the appropriate opportunity exists, acquire additional securities of the Issuer or dispose of any portion or all of the securities of the Issuer; or

(b)	an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; or

(c)	a sale or transfer of a material amount of assets of the Issuer and any of its subsidiaries; or

(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; or

(e)	any material change in the present capitalization or dividend policy to Issuer; or

(f)	any other material change in the Issuer’s business or corporate structure; or

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or

(h)	causing of a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	any actions similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
     (a) According to the latest information available from the Issuer, as of May 15, 2009, the total number of issued and outstanding Shares was 11,514,038 Shares. As of July 21, 2009, after giving effect to the transaction described in Item 5(c) below, IHPI as the Reporting Person owns and holds directly and beneficially 1,366,775 Shares or approximately 11.87% of a class of outstanding Shares. Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of IHPI may be deemed to beneficially own the number of Shares owned by IHPI described above. The only director of IHPI is R. Neil Crouch II who may be deemed to beneficially own pursuant to Rule 13d-3 the 1,366,775 Shares or approximately 11.87% of the class outstanding. Pursuant to Rule 13d-4, Mr. Crouch expressly declares that the filing of this Amendment shall not be construed as an admission that Mr. Crouch is, for the purposes of Section 13d or 13g of the Exchange Act, the beneficial owner of any securities covered by this Statement.
     (b) Each of the directors of IHPI share voting and dispositive power over the 1,366,775 Shares held by IHPI.
     (c) During the sixty calendar days ended July 21, 2009, the Reporting Person and its executive officers and did not engage in any transaction involving the Shares or any other equity interests derivative thereof, except for IHPI’s acquisition (i) on July 8, 2009 of 18,000 Shares as a single block in an open market transaction for an aggregate purchase price of $210,605 (approximately $11.70 per Share) and (ii) on July 21, 2009 of 579,958 Shares as a single block purchased from Syntek West, Inc., a Nevada corporation (“SWI”). The 18,000 Shares purchased on June 8, 2009 constitute only 0.156% of the reported outstanding Shares. The 579,958 Shares acquired on July 21, 2009 constitute approximately 5.04 % of the reported outstanding shares. IHPI has owned an additional 768,817 Shares since June 30, 2008.
     (d) No person other than IHPI or its Board of Directors is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds of sale of, the Shares of ARL Common Stock held by IHPI.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     IHPI does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.
     Not applicable.

SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth on this Amendment No. 2 to Statement on Schedule 13D is true, complete and correct.
Dated: July 21, 2009

INTERNATIONAL HEALTH PRODUCTS, INC.
By:	/s/ R. Neil Crouch
R. Neil Crouch, President